TransAlta and EPCOR to proceed with Keephills 3 power project

CALGARY and EDMONTON, Alberta (Feb. 26, 2007) – TransAlta Corporation (TSX: TA; NYSE: TAC) and EPCOR Utilities Inc. today announced they will proceed with building the 450 megawatt (MW) Keephills 3 power project about 70 kilometres west of Edmonton, Alberta. The capital cost for the project, including mine capital, is expected to be approximately $1.6 billion. Construction is expected to be completed by the end of the first quarter of 2011.

TransAlta and EPCOR will be equal partners in the ownership of Keephills 3, with EPCOR responsible for construction. Upon completion, TransAlta will operate the facility and EPCOR and TransAlta will independently dispatch and market their share of the unit’s electrical output. The project has received approval from the Alberta Energy and Utilities Board and Alberta Environment.

“We’re proud of our record as partners on the Genesee 3 project,” said EPCOR President and CEO Don Lowry. “Together, EPCOR and TransAlta introduced supercritical technology to Canada, and we delivered Genesee 3 on-budget, on-time and with a lost-time injury rate 25 times better than the average Alberta construction site. Our objective is to repeat that success with Keephills 3.”

“The Keephills 3 plant is an important step in ensuring Alberta’s future power needs are met with reliable and cost-effective electricity,” said Steve Snyder, TransAlta President and CEO. “Together TransAlta and EPCOR have almost 200 years of combined expertise in developing, building and operating power generation facilities. We’re pleased to be working together with our partner EPCOR on this project.”

According to the Alberta Electric System Operator (AESO), if the demand for power and the rate of growth in Alberta continues as forecast, the addition of up to 3,800 megawatts of new generation may be required by 2016.

Keephills 3 will use supercritical boiler technology to provide improved environmental performance.  The plant will emit 24 per cent less carbon dioxide (CO2) in producing the same amount of power as the four obsolete Wabamun units being fully retired by TransAlta by 2010. In addition, emissions of sulphur dioxide (SO2), nitrogen oxides (NOx) and mercury (Hg) will each be reduced by 60 to 80 per cent in comparison to power produced by the four Wabamun units.

Keephills 3 will be the best available technology economically achievable for use with sub-bituminous coal. Both companies examined the application of gasification with carbon capture and sequestration for this project, but concluded that gasification-based power generation had not yet reached acceptable standards for reliability, cost competitiveness or operation.

TransAlta and EPCOR are continuing their commitment to be good neighbours and contributors to the local economy.  Employment for Keephills 3 is projected to be up to 1000 workers during the peak construction period and 30 full-time employees once the plant is operational. Hitachi Canada Ltd. is the supplier for Keephills 3’s power island and is responsible for the supply of Hitachi’s high efficiency turbine-generator and advanced supercritical boiler technology.

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About TransAlta

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

About EPCOR

EPCOR Utilities Inc. builds, owns and operates power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. EPCOR has been named one of Canada’s Top 100 employers for seven consecutive years, and is headquartered in Edmonton, Alberta.

Forward-looking Information
TransAlta: This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

EPCOR: Certain information in this news release is forward looking and related to anticipated financial performance, events and strategies.  When used in this context, words such as “will”, “anticipate”, “believe”, “plan”, “intend”, “target” and “expect” or similar words suggest future outcomes.  By their nature, such statements are subject to significant risks and uncertainties, which could cause EPCOR’s actual results and experience to be materially different than the anticipated results.  Such risks and uncertainties include, but are not limited to, operating performance, commodity prices and volumes, load settlement, regulatory and government decisions, weather and economic conditions, competitive pressures, construction risks, obtaining financing and the performance of partners, contractors and suppliers. Readers are cautioned not to place undue reliance on forward-looking statements as actual results could differ materially from the plans, expectations, estimates or intentions expressed in the forward-looking statements. Except as required by law, EPCOR disclaims any intention and assumes no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Notes:

A backgrounder is attached. All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor and Analyst inquiries:

TransAlta

TransAlta

Joel Thompson

Mardell Van Nieuvenhuyse

Phone:  (403) 267-7208

Phone: 1-800-387-3598 in Canada and U.S.

Phone:  (403) 267-3932

EPCOR

EPCOR:

Megan Young

Randy Mah

Phone: (780) 412-3582

Phone toll free at: (866) 896-4636

Backgrounder

Improving Environmental Performance Through Investments in New Technology – Reduction of CO2 emissions equivalent to 190,000 less vehicles on the road, or planting 100 million trees

Supercritical Technology

Keephills 3 is a net 450 megawatt (MW) coal-fired generating facility that will be built adjacent to the existing Keephills power plant, located about 70 kilometres west of Edmonton.

Keephills 3 will use supercritical technology – the best available technology economically achievable for use with sub-bituminous coal. It is the same technology that EPCOR and TransAlta introduced to Canada at the Genesee 3 facility. Supercritical technology is consistent with the state of the art in the world for sub-bituminous coal.

The supercritical process features higher boiler temperatures and pressures, combined with a high efficiency turbine. Because less fuel is used to produce the same amount of power, air emissions including carbon dioxide are lower per MW than a conventional coal plant. Emissions are further reduced through investments in a flue-gas desulphurization unit, low nitrogen oxide burners and fabric filters.

A dramatic and immediate reduction in total air emissions

Replacing Alberta’s older power plants with today’s best technology leads to a dramatic and immediate reduction in emissions from power generation, and is part of the pathway to zero-emission power generation. The state-of-the-art technology at Keephills 3 will reduce air emissions and improve air quality.

Over the coming years, older baseload units such as Wabamun 4, and Battle River Units 3 and 4, are scheduled to come off-line. Wabamun 1, 2 and 3 were recently retired. A portion of the power they produced will be replaced by the lower-emission Keephills 3 unit.

To produce the same amount of power as the four Wabamun units, Keephills 3 will emit approximately 76% less SO2; 68% less NOx; 72% less Mercury; and 24% less CO2. These calculations are based on the following:

Emission	Performance Compared to Power From Wabamun Units 1 -4	Total Annual Emissions for 3,189,370 MWh/year	Per Unit Emissions
Sulphur Dioxide (SO2)	To generate the same amount of power as was produced by Wabamun units 1 – 4, Keephills 3 will emit: 76% less SO2.	Wabamun 1-4 Average: 10,847 tonnes Keephills 3: 2,551 tonnes	Wabamun 1-4: 3.4 kg/MWh Keephills 3: 0.8 kg/MWh
Nitrogen Oxides (NOx)	To generate the same amount of power as was produced by Wabamun units 1 – 4, Keephills 3 will emit: 68% less NOx.	Wabamun 1-4 Average: 6,874 tonnes Keephills 3: 2,201 tonnes	Wabamun1-4: 2.2 kg/MWh Keephills 3: 0.69 kg/MWh
Mercury (Hg)	To generate the same amount of power as was produced by Wabamun units 1 – 4, Keephills 3 will emit: 72% less Mercury.	Wabamun 1-4 Average: 90 kg Keephills 3: 25.3 kg	Wabamun1-4: 0.00002843 kg/MWh Keephills 3: 0.000008 kg / MWh
Carbon Dioxide (CO2)	To generate the same amount of power as was produced by Wabamun units 1 – 4, Keephills 3 will emit: 24% less CO2.	Wabamun 1-4 Average: 3.76 million tonnes Keephills 3: 2.86 million tonnes	Wabamun1-4: 1.19 T/MWh Keephills 3: 0.896 T/MWh

Footnote: The table shows a comparison of average emissions from Wabamun Units 1 - 4 (over the period 2000-02) versus estimated emissions from Keephills 3 to produce the same amount of power as the Wabamun units (3,189,370 net MWh/year). Wabamun 1 – 4 emissions totals are the average from 2000 – 02 when all four units were operating; Units 1 – 3 were recently decommissioned and Unit 4 is in the process of being decommissioned. Emissions rates and totals for Keephills 3 are estimates. Projected average production from Keephills 3 is estimated to be 3,666,060 net MWh/year. Greenhouse gas equivalencies are based on an average vehicle emission of 5 tonnes of Carbon Dioxide Equivalent (CO2E) per year, and 80-year average carbon sequestration from an urban coniferous tree of about 9.18 kg per year.